Channell Commercial Corporation

26040 Ynez Road,

Temecula, California  92591

December 20, 2007

VIA OVERNIGHT COURIER

Robert S. Littlepage
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 3720
Washington D.C. 20549

Re:	Channell Commercial Corporation
Item 4.01 Form 8-K
Filed October 22, 2007
File No. 000-28582

Dear Mr. Littlepage:

We are writing in response to your letter to Channell Commercial Corporation (the “Company” or “we”) dated November 28, 2007 (the “Letter”). We have considered the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to our Item 4.01 Form 8-K, filed on October 22, 2007 (File No. 000-28582) and to our response dated November 27, 2007 to the Staff’s letter to the Company dated October 24, 2007, and have set forth below our responses to each of those comments.  Comment numbering used for each response below corresponds to the comment numbering used in the Letter.

1.             We note your response to comment 1.  We also note that you corrected numerous accounting errors related to FY 2005 during the fourth quarter of FY 2005.  Please explain to us why you did not restate the quarterly financial statements in the corresponding FY 2005 Forms 10-Q.  Include in your response SAB 99 materiality analysis addressing all affected periods and financial statement line items.

The accounting errors described in our response no. 1 were primarily related to, and primarily impacted, the fourth quarter of fiscal year 2005.  The errors that impacted prior quarters in the 2005 fiscal year were determined not to be material (individually or in the aggregate) to the financial statements for such quarters.  Accordingly, the Company did not restate the quarterly financial statements for the first, second or third quarters of fiscal year 2005.  Below is a more detailed discussion of each of these errors and their impact or lack of impact on the Company’s financial statements for fiscal 2005 and the quarters in the 2005 fiscal year.

A.            Correction of Failure to Record the Tax Effect of Stock Option Exercises During 2005

The Company failed to record the $252,955 tax effect of stock option exercises throughout the 2005 year.  During each quarter in 2005, a balance sheet entry should have been made to record these exercises, i.e., a debit should have been made to the income tax payable/receivable account (or deferred taxes if there was a net operating loss) and a corresponding credit should have been made to the paid-in-capital account.  In accordance with paragraph 143 of Statement of Financial Accounting Standards No. 109, there should have been no income statement impact related to these stock option exercises.  The amounts related to the first, second and third quarters of 2005 were $50,061, $41,527, and $146,312, respectively.  Management concluded that these amounts were immaterial to the respective balance sheet account balances for the applicable quarters of 2005.

The SAB 99 analysis, which shows the impact to the first three quarters of 2005, is as follows (dollars in thousands):

	Balance at 3/31/2005	Balance at 6/30/2005	Balance at 9/30/2005
Impact on Deferred Income Taxes	$50	$42	$146
Total Deferred Taxes - As Reported	$6,456	$5,550	$5,996
% Variance	0.8%	0.8%	2.4%
Impact on Total Assets	$50	$42	$146
Total Assets - As Reported	$74,663	$75,590	$72,861
% Variance	0.1%	0.1%	0.2%
Impact on Additional Paid-in Capital	$50	$42	$146
Total Additional Paid-in Capital - As Reported	$29,801	$29,855	$30,356
% Variance	0.2%	0.1%	0.5%
Impact on Stockholders’ Equity	$50	$42	$146
Total Stockholders Equity	$43,192	$44,316	$43,926
% Variance	0.1%	0.1%	0.3%

Furthermore, in the fourth quarter of 2005, the Company recorded a catch-up entry to account for the effect of unrecorded stock option exercises on deferred taxes.  However, this entry was recorded as a tax benefit in the income statement rather than through additional paid-in capital, as discussed above.  This error resulted in a reversing adjustment in the fourth quarter of 2005 to properly record the tax provision and to adjust the additional paid-in capital account.  Both the erroneous and correcting fourth quarter adjustments had a net impact of zero on the income statement.  These adjustments were as follows:

	Debit	Credit
Erroneous Entry

Deferred Taxes	$252,955
Income Tax Expense		$252,955

Correcting Entry

Income Tax Expense	$252,955
Additional Paid-In Capital		$252,955

B.            Workers Compensation Liability Adjustment

During fiscal year 2005, the Company recorded an adjustment to reduce the workers compensation liability by $847,000.  Historically, management relied on the assistance of an expert actuary to determine the appropriateness of the workers compensation liability, which included obtaining an actuarial report supporting the workers compensation liability each year.  In addition, management’s quarterly evaluation of the workers compensation liability, which included consideration of accident rates, current payroll expense, etc., supplemented the actuarial analysis. Changes in the estimated workers compensation reserve balance have consistently been accounted for as a change in accounting estimate.

For fiscal year 2005, management failed to request an actuarial report prior to closing and submitting the December 31, 2005 financial statements for audit.  At the request of the Company’s auditors, management obtained an actuarial report for such period.  Upon receipt of the actuarial report and after discussions between management and the actuary, the Company concluded that the related liability had decreased since the receipt of the actuarial report for the period ended December 31, 2004.  The reduction in workers compensation liability recorded was primarily due to a decline in the estimated ultimate losses in the 2005 actuarial analysis compared to the 2004 analysis for the years with open workers compensation claims.  The actuary indicated a gradual reduction in claims, a decline in the size of claims and improvement in the settlement of claims by the Company during 2005.  Also, to some extent, the then-recent enactment of California workers compensation reform favorably impacted the magnitude of claims experienced by the Company during 2005 as compared to 2004.

Although this adjustment was required, the Company determined that the workers compensation liability account balances during the first, second and third quarters of fiscal 2005 were in line with the amounts that had been estimated based on the information available at that time.  Furthermore, there were no discrete triggering events during the prior quarters that indicated a significant or permanent reduction in the workers compensation liability.  Therefore, the 2005 year-end adjustment was due to a change in estimate in the fourth quarter.  As a result, a SAB 99 analysis was unnecessary.

C.            Unvouchered Accounts Payable Adjustment

During the fourth quarter of 2005, the Company recorded an adjustment to reduce unvouchered accounts payable by $405,911 and reduce cost of goods sold by $405,911.  The unvouchered accounts payable consists of items received into inventory without a matching invoice.  The adjustment for 2005 related primarily to items that were received during the fourth quarter of fiscal 2005 but that had not been properly reconciled to the related vendor invoice on a monthly basis during the fourth quarter.   Upon review of the activity in the unvouchered accounts payable and related inventory accounts, management determined that at least $260,000 of this adjustment related to the fourth quarter.  Management was unable to accurately determine to which period the remaining amount of $146,000 applied, because the cost and effort involved to specifically analyze the detail was not practical.  Therefore, for purposes of analyzing the potential impact of the residual amount on the four quarters of 2005, management assumed a one-fourth allocation to each quarter.  Management acknowledges the inherent imprecision in allocating the remaining balance in a ratable manner, but does not believe that a different allocation would have materially impacted any individual quarter.  Based on the fact that the Company’s inventory turns five times per year and its accounts payable turns six times per year, management believes that the entire residual amount does not relate to any one quarter of 2005.

The SAB 99 analysis, which assumes a ratable allocation to each quarter, is as follows (dollars in thousands, except per share amounts):

	Quarter to Date 3/31/2005	Quarter to Date 6/30/2005	Quarter to Date 9/30/2005
Impact on Cost of Goods Sold	$36	$37	$37
Total Cost of Goods Sold - As Reported	$22,144	$21,632	$20,319
% Variance	0.2%	0.2%	0.2%

	Quarter to Date 3/31/2005	Quarter to Date 6/30/2005	Quarter to Date 9/30/2005
Impact on Pre-tax Income (Loss)	$36	$37	$37
Total Pre-tax Income (Loss) - As Reported	$722	$2,033	$(1,836)
% Variance	5.0%	1.8%	2.0%
Impact on Income (Loss) Per Share	$0.00	$0.00	$0.00
Total Income (Loss) Per Share - As Reported	$0.04	$0.13	$(0.06)
% Variance	0.0%	0.0%	0.0%
Impact on Current Liabilities	$36	$37	$37
Total Current Liabilities	$24,050	$23,591	$21,399
% Variance	0.1%	0.2%	0.2%

D.            Inventory Valuation Adjustment

During the fourth quarter of 2005 the Company recorded an adjustment to increase the valuation of certain items in inventory by $106,307.  (In our initial response letter dated November 27, 2007 this amount was mistakenly disclosed as $139,327, which is the amount denominated in Australian dollars.)  The adjustment related primarily to items that had been purchased during the fourth quarter of 2005 but that had not been correctly priced or counted.  As a result, a SAB 99 analysis was unnecessary.

In connection with our responses, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned at (951) 719-2600, extension 461.

Sincerely,

CHANNELL COMMERCIAL CORPORATION

By:	/s/ Patrick E. McCready
Patrick E. McCready, Chief Financial
Officer

cc:

Securities and Exchange Commission:
Andrew Mew
Irell & Manella LLP:
Anthony T. Iler, Esq.
Sylvianne Pizarro, Esq.